FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated October 30, 2008 regarding consolidated financial results for the second quarter ended September 30, 2008

2.	Press release dated October 30, 2008 regarding revisions of consolidated business forecast for fiscal 2008

3.	Press release dated October 30, 2008 regarding partial correction to past supplementary information

4.	Press release dated October 30, 2008 regarding executive changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 18, 2008	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Consolidated Financial Results

For the Second Quarter ended September 30, 2008

Tokyo, October 30, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for the second quarter of fiscal 2008, ended September 30, 2008.

Notes:	1.	All figures, except for the outlook for the fiscal 2008, were converted at the rate of 104 yen to the U.S. dollar, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2008.

	2.	Segment information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

Summary

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A)	U.S. $	Yen (millions)		(D)/(C)	U.S. $
			X100	(millions)			X100	(millions)
	2007 (A)	2008 (B)	(%)	2008	2007 (C)	2008 (D)	(%)	2008
1. Revenues	2,804,400	2,767,052	99	26,606	5,280,485	5,310,547	101	51,063
2. Operating income	97,129	119,389	123	1,148	121,668	197,082	162	1,895
3. Income before income taxes and minority interests	93,552	54,528	58	524	136,059	138,143	102	1,328
4. Income before minority interests	26,920	9,899	37	95	35,940	64,279	179	618
5. Net income (loss)	558	(17,370)	—	(167)	(13,060)	14,187	—	136
6. Net income (loss) per share
Basic	0.17	(5.23)	—	(0.05)	(3.93)	4.27	—	0.04
Diluted	0.04	(5.29)	—	(0.05)	(4.06)	3.98	—	0.04
7. Net income (loss) per ADS (representing 10 shares)
Basic	2	(52)	—	(0.50)	(39)	43	—	0.41
Diluted	0	(53)	—	(0.51)	(41)	40	—	0.38

Notes:	1.	The Company’s consolidated financial statements are prepared based on U.S. GAAPs.

	2.	Segment Information and operating income are presented in accordance with financial reporting principles and practices generally accepted in Japan.

	3.	The figures are for 890 consolidated subsidiaries, including Variable Interest Entities, and 174 equity-method affiliates.

1. Business Results

(1)	Summary of Fiscal 2008 Second-Quarter (Three months ended September 30, 2008) and First-Half (Six months ended September 30, 2008) Consolidated Business Results

	Three months ended September 30, 2008			Six months ended September 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	2,767.0	(1)%	26,606	5,310.5	1%	51,063
Operating income	119.3	23%	1,148	197.0	62%	1,895
Income before income taxes and minority interests	54.5	(42)%	524	138.1	2%	1,328
Income before minority interests	9.8	(63)%	95	64.2	79%	618
Net income (loss)	(17.3)	—	(167)	14.1	—	136

During the first half of fiscal 2008, the year ending March 31, 2009, the global economy saw a slow down in Europe and the U.S. due to declines in real incomes because of soaring crude oil and raw materials prices, as well as the subprime loan problem. In September, European and U.S. economies began to experience increasing uncertainty as the subprime loan problem triggered by the collapse of U.S. financial institutions grew into a financial crisis.

Chinese economy, while continuing to grow at a double-digit pace of 10.1% in the April-June quarter, saw its growth in the subsequent quarter (July-September) fallen to 9.0% as exports destined for industrialized countries dropped. Emerging economies generally recorded high growth compared with industrialized nations, but there were signs of a slight slowdown as slowing economies in industrialized nations began to have an impact on them.

Japanese economy, meanwhile, continued to slide into recession. Higher product prices pressured household budgets, leading to sluggish consumer spending and housing investments. In addition, corporate capital investment declined as corporate earnings deteriorated due to factors such as a further escalation in raw materials prices. Exports also softened as the European and U.S. economies slowed. On the other hand, demand grew for some products and services such as energy-conserving and environmental-related equipment on the back of rising environmental awareness as well as a hot summer.

In this operating environment, Hitachi’s consolidated revenues for the first half of fiscal 2008 were essentially unchanged from the first half of the previous fiscal year at 5,310.5 billion yen. This mainly reflected higher revenues in the Information & Telecommunication Systems and the Power & Industrial Systems segments, but lower revenues in the Digital Media & Consumer Products, the Logistics, Services & Others, and the Financial Services segments.

Overseas revenues were essentially unchanged from the first half of the previous fiscal year at 2,302.3 billion yen. Growth in Asia, including China, offset lower revenues in North America.

Consolidated operating income increased by 62%, to 197.0 billion yen. In addition to a significant increase in earnings in the Information & Telecommunication Systems segment, earnings also grew in the High Functional Materials & Components and the Electronic Devices segments and improved in the Digital Media & Consumer Products segment.

Other income declined 55%, to 26.5 billion yen. Meanwhile, other deductions increased 91%, to 85.5 billion yen, due chiefly to the booking of impairment losses mainly on glass panel component manufacturing facilities at Hitachi Plasma Display Limited as well as a write down of securities due to falling share prices.

As a result, for the first half of fiscal 2008, income before income taxes and minority interests rose 2% year over year, to 138.1 billion yen. After income taxes of 73.8 billion yen, Hitachi posted income before minority interests of 64.2 billion yen, up 79% year over year. After deducting minority interests of 50.0 billion yen, net income improved 27.2 billion yen, to 14.1 billion yen.

For the second quarter of fiscal 2008, the three months ended September 30, 2008, consolidated revenues were essentially unchanged from the same quarter of the previous fiscal year at 2,767.0 billion yen. Meanwhile, operating income increased 23%, to 119.3 billion yen, and Hitachi recorded a net loss of 17.3 billion yen, 17.9 billion yen lower year over year.

(2) Revenues and Operating Income (Loss) by Segment

Results by segment were as follows:

[Information & Telecommunication Systems]

	Three months ended September 30, 2008			Six months ended September 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	688.1	(2)%	6,617	1,281.7	2%	12,325
Operating income	48.6	134%	468	72.1	479%	694

For the first half of fiscal 2008, this segment recorded revenues of 1,281.7 billion yen, up 2% year over year. Software and services posted higher revenues, with lower software sales outweighed by firm growth in services due to both increased sales in system integration, particularly for financial institutions, and firm expansion in the outsourcing business. Hardware revenues also rose year over year, resulting from higher sales of telecommunications networks and ATMs.

Segment operating income was 72.1 billion yen, up 479% compared with the corresponding six-month period of the previous fiscal year. Earnings in software and services rose year over year due to higher earnings in services, resulting primarily from increased sales and stronger project management initiatives. Hardware moved into the black compared with the first half of fiscal 2007 due to a profitable interim period for HDDs, following the profitable fiscal 2007 fourth quarter, reflecting the benefits of cost reduction and new products. Another factor contributing to increased behind this return to profitability in hardware was improved earnings from telecommunications networks.

For the second quarter of fiscal 2008, revenues declined 2% year over year, to 688.1 billion yen. Operating income rose 134% year over year, to 48.6 billion yen due to growth in earnings in hardware, on the back of improved HDD business profitability, in addition to higher earnings from services.

Note:	The HDD operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months ended September 30, 2008 include the operating results of Hitachi GST for the six months ended June 30, 2008.

[Electronic Devices]

	Three months ended September 30, 2008			Six months ended September 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	356.6	1%	3,430	641.1	0%	6,165
Operating income	18.8	20%	182	28.5	11%	274

For the first half of fiscal 2008, Electronic Devices revenues were 641.1 billion yen, largely the same as the corresponding period of the previous fiscal year. Although the display business recorded higher revenues on rising demand for small and medium-sized IPS LCDs, overall revenues were flat due to lower revenues at Hitachi High-Technologies Corporation resulting from decreased demand for semiconductor-related production equipment, and the sale of a semiconductor manufacturing subsidiary overseas.

Segment operating income increased 11%, to 28.5 billion yen due to higher display business revenues.

For the second quarter of fiscal 2008, segment revenues were 356.6 billion yen, largely the same as the corresponding period of the previous fiscal year, while operating income increased 20%, to 18.8 billion yen.

[Power & Industrial Systems]

	Three months ended September 30, 2008			Six months ended September 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	875.9	1%	8,423	1,693.8	6%	16,287
Operating income	37.2	(5)%	359	63.5	0%	611

For the first half of fiscal 2008, Power & Industrial Systems revenues rose 6%, to 1,693.8 billion yen. Contributing factors included higher sales in the power systems business, centered on coal-fired thermal power plant equipment overseas with a lower environmental impact. The overall segment revenue also reflected strong growth in railway vehicles and systems, and elevators and escalators, as well as strong revenue growth at Hitachi Construction Machinery Co., Ltd.

Segment operating income was flat at 63.5 billion yen, with higher sales and cost reductions offsetting the impact of soaring raw materials prices.

For the second quarter of fiscal 2008, segment revenues were nearly flat at 875.9 billion yen. Operating income, however, declined 5%, to 37.2 billion yen due mainly to lower sales in the automotive systems business.

[Digital Media & Consumer Products]

	Three months ended September 30, 2008			Six months ended September 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	359.9	(2)%	3,462	695.5	(4)%	6,688
Operating loss	(12.7)	—	(123)	(26.6)	—	(256)

For the first half of fiscal 2008, Digital Media & Consumer Products revenues decreased 4%, to 695.5 billion yen, despite growth in sales of air-conditioning equipment. The lower overall segment revenues reflected lower unit sales of flat-panel TVs due to the decreasing number of sales channels as part of business structural reform initiatives and falling prices for flat-panel TVs. Lower revenues also reflected contraction in the overseas camcorder business.

The segment recorded an operating loss of 26.6 billion yen, which represented a 24.2 billion yen improvement on the result for the first half of fiscal 2007. One of the main reasons for this was a smaller loss in the flat-panel TV business due to the benefits of business structural reform initiatives.

For the second quarter of fiscal 2008, segment revenues declined 2%, to 359.9 billion yen. The segment recorded an operating loss of 12.7 billion yen, but this was a 15.6 billion yen improvement, due primarily to a smaller loss in the flat-panel TV business resulting from the benefits of business structural reform initiatives.

[High Functional Materials & Components]

	Three months ended September 30, 2008			Six months ended September 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	465.4	(2)%	4,476	921.1	(1)%	8,857
Operating income	32.8	(8)%	316	68.9	7%	663

For the first half of fiscal 2008, High Functional Materials & Components revenues were 921.1 billion yen, largely the same as the corresponding period of the previous fiscal year. Although sales grew at Hitachi Metals, Ltd., principally in automotive-related and IT-related products, and also at Hitachi Cable, Ltd., mainly in the information and telecommunications networking business, the overall result reflects the impact of the sale of subsidiaries at Hitachi Chemical Co., Ltd.

Segment operating income rose 7%, to 68.9 billion yen, due to healthy earnings growth at Hitachi Metals.

For the second quarter of fiscal 2008, segment revenues declined 2%, to 465.4 billion yen. Segment operating income declined 8% year over year, to 32.8 billion yen because of soaring raw materials prices and the impact of soft demand and falling prices for semiconductor-related products.

[Logistics, Services & Others]

	Three months ended September 30, 2008			Six months ended September 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	282.7	(13)%	2,718	574.9	(7)%	5,528
Operating income	7.7	(2)%	75	11.6	8%	112

For the first half of fiscal 2008, Logistics, Services & Others revenues declined 7% year over year, to 574.9 billion yen. Although Hitachi Transport System, Ltd. recorded solid revenue growth, primarily due to expansion in the third-party logistics solutions business, overseas sales subsidiaries experienced lower sales.

Segment operating income rose 8%, to 11.6 billion yen, the result of higher earnings at Hitachi Transport System due to increased sales in the third-party logistics solutions business and improved transportation efficiency.

For the second quarter of fiscal 2008, segment revenues declined 13%, to 282.7 billion yen. Segment operating income declined 2%, to 7.7 billion yen due to lower revenues.

[Financial Services]

	Three months ended September 30, 2008			Six months ended September 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	97.5	(14)%	938	189.9	(15)%	1,827
Operating income	1.0	(85)%	10	7.4	(42)%	72

For the first half of fiscal 2008, financial services revenues were 189.9 billion yen, 15% lower year over year, primarily due to lower revenues at Hitachi Capital Corporation because of lower demand in the Japanese leasing market.

Segment operating income declined 42% year over year, to 7.4 billion yen, mainly due to lower lease transaction volumes at Hitachi Capital and increased bad debt expense.

For the second quarter of fiscal 2008, segment revenues declined 14% year over year, to 97.5 billion yen. Operating income decreased 85%, to 1.0 billion yen.

(3) Revenues by Market

	Three months ended September 30, 2008			Six months ended September 30, 2008
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Japan	1,612.2	(1)%	15,502	3,008.2	0%	28,925
Outside Japan	1,154.8	(2)%	11,104	2,302.3	1%	22,138
Asia	547.3	4%	5,263	1,075.2	5%	10,339
North America	249.3	(4)%	2,397	484.2	(7)%	4,656
Europe	238.1	(8)%	2,289	508.2	0%	4,887
Other Areas	120.0	(5)%	1,154	234.5	2%	2,255

For the first half of fiscal 2008, revenues in Japan were flat at 3,008.2 billion yen.

Overseas revenues remained almost the same at 2,302.3 billion yen. Growth in Asia, specifically in China, offset lower revenues in North America. As a result, the ratio of overseas revenues to consolidated revenues was largely unchanged at 43%.

For the second quarter of fiscal 2008, revenues in Japan were almost flat at 1,612.2 billion yen, and overseas revenues declined 2% year over year, to 1,154.8 billion yen.

(4) Capital Investment, Depreciation and R&D Expenditures

For the first half of fiscal 2008, capital investment on a completion basis, excluding leasing assets, decreased 20% year over year, to 220.7 billion yen. While Hitachi concentrated investments mainly on manufacturing equipment for HDDs, small and medium-sized IPS LCDs and automotive systems, the decrease reflected the stricter selection of investments.

Depreciation, excluding leasing assets, decreased 5%, to 193.4 billion yen, due mainly to the stricter selection of capital investments.

R&D expenditures, which were used to advance development primarily in automotive systems and high functional materials, were almost flat at 210.6 billion yen, due to the stricter selection of investment. R&D expenditures corresponded to 4.0% of consolidated revenues.

For the second quarter of fiscal 2008, capital investment on a completion basis, excluding leasing assets, decreased 20%, to 118.7 billion yen. Depreciation, excluding leasing assets, decreased 4%, to 95.6 billion yen. R&D expenditures increased 2%, to 112.1 billion yen, and corresponded to 4.1% of consolidated revenues.

2. Financial Position

(1) Financial Position

	As of September 30, 2008
	Yen (billions)	Change from March 31, 2008	U.S. dollars (millions)
Total assets	10,323.2	(207.6)	99,262
Total liabilities	6,993.0	(224.6)	67,241
Interest-bearing debt	2,477.6	(53.8)	23,824
Minority interests	1,172.0	29.5	11,270
Stockholders’ equity	2,158.0	(12.5)	20,751
Stockholders’ equity ratio	20.9%	0.3 point improvement	—
D/E ratio (including minority interests)	0.74 times	0.02 point improvement	—

Total assets as of September 30, 2008 were 10,323.2 billion yen, a decrease of 207.6 billion yen from March 31, 2008. Interest-bearing debt decreased 53.8 billion yen, to 2,477.6 billion yen due to the repayment of long-term debt mainly using the Hitachi Group’s cash pooling system. Stockholders’ equity decreased 12.5 billion yen from March 31, 2008 to 2,158.0 billion yen due to an increase in accumulated other comprehensive loss and other factors. As a result of the above changes, the stockholders’ equity ratio improved by 0.3 of a point to 20.9% from March 31, 2008. The debt-to-equity ratio (including minority interests) was 0.74, an improvement of 0.02 of a point from March 31, 2008.

(2) Cash Flows

	Six months ended September 30, 2008
	Yen (billions)	Year-over-year change	U.S. dollars (millions)
Cash flows from operating activities	246.9	(131.6)	2,374
Cash flows from investing activities	(242.7)	182.1	(2,334)
Free cash flows	4.1	50.5	40
Cash flows from financing activities	(66.9)	(36.3)	(643)

For the first half of fiscal 2008, operating activities provided net cash of 246.9 billion yen, 131.6 billion yen less year over year, despite the improvement in net income. The decline primarily reflected smaller cash in-flows from large transactions related to thermal and nuclear power plants than in the first half of fiscal 2007.

Investing activities used net cash of 242.7 billion yen, 182.1 billion yen less than in the same period a year earlier, reflecting stricter selection of investments, including property, plant and equipment and share purchases.

Free cash flows, the sum of cash flows from operating and investing activities, were a positive 4.1 billion yen, which was a 50.5 billion yen improvement year over year.

Financing activities used net cash of 66.9 billion yen. One reason for this was a decrease in cash provided by subsidiaries’ stock issuances from the previous fiscal year when Hitachi Construction Machinery Co., Ltd. conducted a public stock offering. Hitachi also reduced long-term debt mainly using the Group’s cash pooling system.

3. Outlook for Fiscal 2008

	Year ending March 31, 2009
	Yen (billions)	Year-over-year % change	U.S. dollars (millions)
Revenues	10,900.0	(3)%	105,825
Operating income	410.0	19%	3,981
Income before income taxes and minority interests	310.0	(5)%	3,010
Income before minority interests	120.0	128%	1,165
Net income	15.0	—	146

Note: All fiscal 2008 outlook figures were converted using 103 yen to the U.S. dollar.

The overall business environment going forward is filled with increasing uncertainty, even though the G7 Action Plan announced in October, trying to quell financial market volatility. The economic outlook remains unpredictable against a backdrop of concerns about a further slowdown of economic growth in Europe, the U.S. and China, stubbornly high raw material prices, the yen’s run-up and falling share prices.

Under these circumstances, Hitachi is forecasting the results shown above for fiscal 2008, which are revised from forecasts announced with fiscal 2007 full-year results on May 13, 2008.

Hitachi is assuming exchange rates of 100 yen to the U.S. dollar and 130 yen to the euro for the third and fourth quarters of fiscal 2008.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Consolidated Statements of Operations

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2007 (A)	2008 (B)		2008	2007 (C)	2008 (D)		2008
Revenues	2,804,400	2,767,052	99	26,606	5,280,485	5,310,547	101	51,063
Cost of sales	2,182,017	2,117,559	97	20,361	4,112,063	4,073,494	99	39,168
Selling, general and administrative expenses	525,254	530,104	101	5,097	1,046,754	1,039,971	99	10,000
Operating income	97,129	119,389	123	1,148	121,668	197,082	162	1,895
Other income	37,889	11,423	30	110	59,066	26,569	45	255
(Interest and dividends)	7,476	6,220	83	60	18,825	17,159	91	165
(Other)	30,413	5,203	17	50	40,241	9,410	23	90
Other deductions	41,466	76,284	184	734	44,675	85,508	191	822
(Interest charges)	9,749	8,673	89	83	20,985	18,273	87	176
(Other)	31,717	67,611	213	650	23,690	67,235	284	646
Income before income taxes and minority interests	93,552	54,528	58	524	136,059	138,143	102	1,328
Income taxes	66,632	44,629	67	429	100,119	73,864	74	710
Income before minority interests	26,920	9,899	37	95	35,940	64,279	179	618
Minority interests	26,362	27,269	103	262	49,000	50,092	102	482
Net income (loss)	558	(17,370)	—	(167)	(13,060)	14,187	—	136

Consolidated Balance Sheets

	Yen (millions)		(B)-(A)	U.S. $ (millions)
	As of March 31, 2008 (A)	As of September 30, 2008 (B)		As of September 30, 2008
Assets	10,530,847	10,323,209	(207,638)	99,262

Current assets	5,401,755	5,333,347	(68,408)	51,282
Cash and cash equivalents	560,960	496,451	(64,509)	4,774
Short-term investments	61,289	11,846	(49,443)	114
Trade receivables (Notes and Accounts)	2,529,785	2,368,074	(161,711)	22,770
Investments in leases	136,119	161,295	25,176	1,551
Inventories	1,441,024	1,600,926	159,902	15,394
Other current assets	672,578	694,755	22,177	6,680

Investments and advances	1,042,657	967,821	(74,836)	9,306

Property, plant and equipment	2,653,918	2,501,102	(152,816)	24,049

Other assets	1,432,517	1,520,939	88,422	14,624

Liabilities, Minority interests and Stockholders’ equity	10,530,847	10,323,209	(207,638)	99,262

Current liabilities	4,752,899	4,709,515	(43,384)	45,284
Short-term debt and current portion of long-term debt	1,109,899	1,184,292	74,393	11,387
Trade payables (Notes and Accounts)	1,667,678	1,504,566	(163,112)	14,467
Other current liabilities	1,975,322	2,020,657	45,335	19,429

Noncurrent liabilities	2,464,828	2,283,580	(181,248)	21,958
Long-term debt	1,421,607	1,293,357	(128,250)	12,436
Other liabilities	1,043,221	990,223	(52,998)	9,521

Minority interests	1,142,508	1,172,030	29,522	11,270

Stockholders’ equity	2,170,612	2,158,084	(12,528)	20,751
Common stock	282,033	282,033	0	2,712
Capital surplus	555,410	559,823	4,413	5,383
Legal reserve and retained earnings	1,626,497	1,630,184	3,687	15,675
Accumulated other comprehensive loss	(267,198)	(287,337)	(20,139)	(2,763)
(Foreign currency translation adjustments)	(69,222)	(90,379)	(21,157)	(869)
(Pension liability adjustments)	(221,007)	(208,647)	12,360	(2,006)
(Net unrealized holding gain on available-for-sale securities)	22,581	10,967	(11,614)	105
(Cash flow hedges)	450	722	272	7
Treasury stock	(26,130)	(26,619)	(489)	(256)

Consolidated Statements of Cash Flows

	Six months ended September 30
	Yen (millions)		U.S. $ (millions)
	2007	2008	2008
Cash flows from operating activities
Net income (loss)	(13,060)	14,187	136
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	265,796	236,775	2,277
Decrease in receivables and inventories	130,055	26,752	257
Decrease in payables	(75,065)	(104,774)	(1,007)
Other	70,854	73,975	711

Net cash provided by operating activities	378,580	246,915	2,374

Cash flows from investing activities
Decrease in short-term investments	14,072	50,729	488
Purchase of rental assets and other properties, net	(407,958)	(374,251)	(3,599)
Sales (Purchase) of investments and subsidiaries’ common stock, net	(139,991)	11,441	110
Collection of investments in leases	161,225	129,781	1,248
Other	(52,274)	(60,447)	(581)

Net cash used in investing activities	(424,926)	(242,747)	(2,334)

Cash flows from financing activities
Decrease in interest-bearing debt	(48,141)	(43,441)	(418)
Dividends paid to stockholders	(9,947)	(9,943)	(96)
Dividends paid to minority stockholders of subsidiaries	(12,739)	(13,132)	(126)
Other	40,277	(391)	(4)

Net cash used in financing activities	(30,550)	(66,907)	(643)

Effect of exchange rate changes on cash and cash equivalents	4,058	(1,770)	(17)

Net decrease in cash and cash equivalents	(72,838)	(64,509)	(620)

Cash and cash equivalents at beginning of the period	617,866	560,960	5,394

Cash and cash equivalents at end of the period	545,028	496,451	4,774

Segment Information

(1) Industry Segments

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2007 (A)	2008 (B)		2008	2007 (C)	2008 (D)		2008
Information & Telecommunication Systems	700,207	688,195	98	6,617	1,254,539	1,281,796	102	12,325
	22%	22%			21%	21%
Electronic Devices	353,415	356,682	101	3,430	643,333	641,198	100	6,165
	11%	11%			11%	11%
Power & Industrial Systems	864,839	875,987	101	8,423	1,598,343	1,693,883	106	16,287
	27%	28%			27%	28%
Digital Media & Consumer Products	365,945	359,999	98	3,462	728,038	695,501	96	6,688
	11%	12%			12%	12%
High Functional Materials & Components	474,845	465,480	98	4,476	933,580	921,173	99	8,857
	15%	15%			15%	15%
Logistics, Services & Others	323,945	282,708	87	2,718	618,719	574,955	93	5,528
	10%	9%			10%	10%
Financial Services	113,705	97,590	86	938	222,313	189,992	85	1,827
	4%	3%			4%	3%
Subtotal	3,196,901	3,126,641	98	30,064	5,998,865	5,998,498	100	57,678
	100%	100%			100%	100%
Eliminations & Corporate Items	(392,501)	(359,589)	—	(3,458)	(718,380)	(687,951)	—	(6,615)
Revenues Total	2,804,400	2,767,052	99	26,606	5,280,485	5,310,547	101	51,063

Information & Telecommunication Systems	20,812	48,650	234	468	12,455	72,173	579	694
	21%	36%			9%	32%
Electronic Devices	15,782	18,883	120	182	25,814	28,527	111	274
	16%	14%			19%	13%
Power & Industrial Systems	39,171	37,285	95	359	63,641	63,518	100	611
	40%	28%			46%	28%
Digital Media & Consumer Products	(28,376)	(12,773)	—	(123)	(50,866)	(26,661)	—	(256)
	(29)%	(10)%			(37)%	(12)%
High Functional Materials & Components	35,792	32,856	92	316	64,637	68,915	107	663
	37%	25%			46%	31%
Logistics, Services & Others	7,934	7,771	98	75	10,763	11,671	108	112
	8%	6%			8%	5%
Financial Services	6,813	1,030	15	10	12,978	7,475	58	72
	7%	1%			9%	3%
Subtotal	97,928	133,702	137	1,286	139,422	225,618	162	2,169
	100%	100%			100%	100%
Eliminations & Corporate Items	(799)	(14,313)	—	(138)	(17,754)	(28,536)	—	(274)
Operating income (loss) Total	97,129	119,389	123	1,148	121,668	197,082	162	1,895

Note: Revenues by industry segment include intersegment transactions.

(2) Revenues by Market

	Three months ended September 30				Six months ended September 30
	Yen (millions)		(B)/(A) X100 (%)	U.S. $ (millions)	Yen (millions)		(D)/(C) X100 (%)	U.S. $ (millions)
	2007 (A)	2008 (B)		2008	2007 (C)	2008 (D)		2008
Japan	1,631,921	1,612,249	99	15,502	2,995,490	3,008,241	100	28,925
	58%	58%			57%	57%
Asia	528,151	547,354	104	5,263	1,028,246	1,075,251	105	10,339
	19%	20%			19%	20%
North America	259,498	249,332	96	2,397	520,172	484,243	93	4,656
	9%	9%			10%	9%
Europe	258,739	238,101	92	2,289	506,970	508,278	100	4,887
	9%	9%			10%	10%
Other Areas	126,091	120,016	95	1,154	229,607	234,534	102	2,255
	5%	4%			4%	4%
Outside Japan	1,172,479	1,154,803	98	11,104	2,284,995	2,302,306	101	22,138
	42%	42%			43%	43%
Total	2,804,400	2,767,052	99	26,606	5,280,485	5,310,547	101	51,063
	100%	100%			100%	100%

# # #

October 30, 2008

Hitachi, Ltd.

Supplementary Information for the Second Quarter ended September 30, 2008

1. Summary(Consolidated basis)

	2007		2008
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2007X100
Revenues*[1]	2,804.4	5,280.4	2,767.0	99%	5,310.5	101%	10,900.0	97%
Operating income*1	97.1	121.6	119.3	123%	197.0	162%	410.0	119%
Percentage of revenues	3.5	2.3	4.3	—	3.7	—	3.8	—
Income before income taxes and minority interests*1	93.5	136.0	54.5	58%	138.1	102%	310.0	95%
Income before minority interests*1	26.9	35.9	9.8	37%	64.2	179%	120.0	228%
Net income (loss)*1	0.5	(13.0)	(17.3)	—	14.1	—	15.0	—
Dividend payout ratio(%)	—	—	—	—	70.3	—	—	—
Average exchange rate (yen / U.S.$)	117	119	107	—	106	—	—	—

Net interest and dividends*1	(2.2)	(2.1)	(2.4)	—	(1.1)	—	—	—
*1 Billions of yen
		Assumed exchange rate for 2nd half of fiscal 2008 (yen /U.S.$):					100

	As of March 31, 2008	As of September 30, 2008
Cash & cash equivalents, Short-term investments (billions of yen)	622.2	508.2
Interest-bearing debt (billions of yen)	2,531.5	2,477.6
D/E Ratio*[2] (times)	0.76	0.74
Number of employees	389,752	404,799
Japan	251,702	257,746
Overseas	138,050	147,053
Number of consolidated subsidiaries (Including Variable Interest Entities)	910	890
Japan	418	397
Overseas	492	493

*2	Including minority interests

2. Consolidated Revenues by Industry Segment

(Billions of yen)

	2007		2008
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2007X100
Information & Telecommunication Systems	700.2	1,254.5	688.1	98%	1,281.7	102%	2,630.0	95%
Electronic Devices	353.4	643.3	356.6	101%	641.1	100%	1,250.0	97%
Power & Industrial Systems	864.8	1,598.3	875.9	101%	1,693.8	106%	3,650.0	102%
Digital Media & Consumer Products	365.9	728.0	359.9	98%	695.5	96%	1,430.0	95%
High Functional Materials & Components	474.8	933.5	465.4	98%	921.1	99%	1,830.0	98%
Logistics, Services & Others	323.9	618.7	282.7	87%	574.9	93%	1,120.0	88%
Financial Services	113.7	222.3	97.5	86%	189.9	85%	400.0	90%
Eliminations & Corporate Items	(392.5)	(718.3)	(359.5)	—	(687.9)	—	(1,410.0)	—
Total	2,804.4	5,280.4	2,767.0	99%	5,310.5	101%	10,900.0	97%

3. Consolidated Operating Income (Loss) by Industry Segment

(Billions of yen)

	2007		2008
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2007X100
Information & Telecommunication Systems	20.8	12.4	48.6	234%	72.1	579%	173.0	149%
Electronic Devices	15.7	25.8	18.8	120%	28.5	111%	43.0	80%
Power & Industrial Systems	39.1	63.6	37.2	95%	63.5	100%	157.0	113%
Digital Media & Consumer Products	(28.3)	(50.8)	(12.7)	—	(26.6)	—	(55.0)	—
High Functional Materials & Components	35.7	64.6	32.8	92%	68.9	107%	120.0	85%
Logistics, Services & Others	7.9	10.7	7.7	98%	11.6	108%	22.0	79%
Financial Services	6.8	12.9	1.0	15%	7.4	58%	20.0	78%
Eliminations & Corporate Items	(0.7)	(17.7)	(14.3)	—	(28.5)	—	(70.0)	—
Total	97.1	121.6	119.3	123%	197.0	162%	410.0	119%

4. Consolidated Overseas Revenues by Industry Segment

(Billions of yen)

	2007		2008
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2007X100
Information & Telecommunication Systems	225.3	449.1	240.7	107%	475.3	106%
Electronic Devices	141.3	265.7	139.2	99%	258.2	97%
Power & Industrial Systems	340.1	672.1	354.0	104%	711.1	106%
Digital Media & Consumer Products	157.9	310.8	151.2	96%	303.8	98%
High Functional Materials & Components	172.4	329.2	168.0	97%	330.3	100%
Logistics, Services & Others	119.0	226.5	87.8	74%	195.5	86%
Financial Services	16.1	31.3	13.5	84%	27.8	89%
Total	1,172.4	2,284.9	1,154.8	98%	2,302.3	101%	4,630.0	98%

5. Consolidated Capital Investment by Industry Segment (Completion basis, including leasing assets)

(Billions of yen)

	2007		2008
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2007X100
Information & Telecommunication Systems	31.8	60.6	15.7	49%	32.6	54%
Electronic Devices	6.0	13.3	8.4	140%	17.8	134%
Power & Industrial Systems	47.8	77.8	54.5	114%	91.8	118%
Digital Media & Consumer Products	36.0	59.2	13.0	36%	27.1	46%
High Functional Materials & Components	23.1	54.1	28.0	121%	51.6	95%
Logistics, Services & Others	9.5	18.2	6.9	73%	12.5	69%
Financial Services	103.1	235.8	55.7	54%	194.8	83%
Eliminations & Corporate Items	(8.9)	(19.7)	(6.5)	—	(15.9)	—
Total	248.6	499.5	175.8	71%	412.4	83%	860.0	89%
Internal Use Assets	149.2	274.9	118.7	80%	220.7	80%	470.0	92%
Leasing Assets	99.3	224.6	57.1	57%	191.6	85%	390.0	85%

6. Consolidated Depreciation by Industry Segment

(Billions of yen)

	2007		2008
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2007X100
Information & Telecommunication Systems	27.8	55.7	21.8	78%	48.1	86%
Electronic Devices	8.5	18.6	6.0	71%	14.3	77%
Power & Industrial Systems	28.9	56.0	31.8	110%	61.7	110%
Digital Media & Consumer Products	14.1	28.7	12.7	90%	25.4	89%
High Functional Materials & Components	19.8	38.7	18.2	92%	36.0	93%
Logistics, Services & Others	5.9	12.0	6.4	108%	12.8	107%
Financial Services	26.8	54.4	16.4	61%	36.8	68%
Eliminations & Corporate Items	(2.1)	1.2	0.7	—	1.3	101%
Total	130.0	265.7	114.3	88%	236.7	89%	500.0	92%
Internal Use Assets	99.3	204.0	95.6	96%	193.4	95%	410.0	98%
Leasing Assets	30.7	61.7	18.6	61%	43.2	70%	90.0	72%

7. Consolidated R&D Expenditure by Industry Segment

(Billions of yen)

	2007		2008
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2007X100
Information & Telecommunication Systems	42.1	77.0	41.7	99%	78.1	101%
Electronic Devices	10.8	22.9	11.9	111%	21.8	95%
Power & Industrial Systems	27.3	52.2	31.0	114%	57.5	110%
Digital Media & Consumer Products	9.7	19.0	8.3	86%	16.3	86%
High Functional Materials & Components	13.0	25.5	13.3	102%	26.1	103%
Logistics, Services & Others	0.5	2.0	0.5	86%	1.7	87%
Financial Services	0.3	0.6	0.0	27%	0.2	30%
Corporate Items	5.7	9.2	5.0	88%	8.6	93%
Total	109.7	208.8	112.1	102%	210.6	101%	435.0	102%
Percentage of revenues	3.9	4.0	4.1	—	4.0	—	4.0	—

8. Information & Telecommunication Systems*3

(1)Revenues and Operating Income (Loss)*4	(Billions of yen)

	2007		2008
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2007X100
Revenues	700.2	1,254.5	688.1	98%	1,281.7	102%	2,630.0	95%
Software & Services	346.7	594.8	340.7	98%	610.7	103%	1,250.0	96%
Software	43.8	80.7	41.2	94%	79.3	98%
Services	302.9	514.1	299.5	99%	531.4	103%
Hardware	353.5	659.7	347.4	98%	671.0	102%	1,380.0	95%
Storage*5	206.1	402.4	203.4	99%	397.6	99%
Servers*6	25.1	44.2	17.5	70%	38.1	86%
PCs*7	13.9	25.0	8.4	60%	19.6	78%
Telecommunication	32.7	58.3	40.1	123%	75.1	129%
Others	75.7	129.8	78.0	103%	140.6	108%
Operating income (loss)	20.8	12.4	48.6	234%	72.1	579%	173.0	149%
Software & Services		37.7			46.2	123%	108.0	100%
Hardware		(25.3)			25.9	—	65.0	774%

*3	The Hard Disk Drive operations are conducted by Hitachi Global Storage Technologies (Hitachi GST), which has a December 31 fiscal year-end, different from Hitachi's March 31 year-end. Hitachi's results for the six months ended September 30, 2008 include the operating results of Hitachi GST for the six months ended June 30, 2008.
*4	Figures for each product exclude intra-segment transactions.
*5	Figures for Storage include disk array subsystems, hard disk drives, etc.
*6	Figures for Servers include general-purpose computers, UNIX servers, etc.
*7	Figures for PCs include PC servers, client PCs (only commercial use), etc.

(2)Storage Solutions (except Hard Disk Drives)	(Billions of yen)

	2007		2008
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2007X100
Revenues	91.0	174.0	93.0	102%	178.0	102%	360.0	100%

(3)Hard Disk Drives*8*9

Period recorded for consolidated accounting purposes	2007			2008
	Three months ended September 30	Six months ended September 30	Three months ended December 31	Three months ended September 30		Six months ended September 30		Three months ended December 31
	(A)	(B)	(C)	(D)	(D)/(A)X100	(E)	(E)/(B)X100	(F)(Preliminary)	(F)/(C)X100
Shipment Period	Apr. 2007 to Jun. 2007	Jan. 2007 to Jun. 2007	Jul. 2007 to Sep. 2007	Apr. 2008 to Jun. 2008		Jan. 2008 to Jun. 2008		Jul. 2008 to Sep. 2008
Revenues
Billions of yen	147.8	298.7	169.4	150.7	102%	297.6	100%	158.1	93%
Millions of U.S. dollars	1,215	2,479	1,450	1,430	118%	2,845	115%	1,477	102%
Operating income(loss)
Billions of yen	(21.1)	(38.9)	(6.8)	5.6	—	12.4	—	9.1	—
Millions of U.S. dollars	(174)	(323)	(58)	53	—	118	—	85	—
Shipments (thousand units)*10	20,200	39,700	24,300	22,000	109%	43,100	108%	25,800	106%
Consumer and Commercial
2.5-inch*11	10,200	20,300	12,700	11,000	109%	21,500	106%	14,800	116%
3.5-inch*12	8,600	16,500	10,400	9,000	104%	18,000	109%	9,400	91%
Servers*13	1,100	2,300	1,000	1,600	144%	2,900	131%	1,400	139%
Emerging*14	340	670	180	380	113%	570	85%	210	118%

*8	Figures include intra-segment transactions.
*9	Hitachi GST's operating currency is U.S. dollar. Yen figures include yen / dollar conversion fluctuation.
*10	Shipment less than 100,000 units have been rounded, with the exception of Emerging, where shipment less than 10,000 units have been rounded.
*11	Note-PCs, consumer electronics applications(2.5-inch), etc.
*12	Desktop-PCs, consumer electronics applications (3.5-inch), etc.
*13	Disk array subsystems, servers (3.5-inch), etc.
*14	Automotive (2.5-inch), etc.

9. Digital Media

Shipments of Main Products*15	(Thousand units)

	2007		2008
	Three months ended September 30	Six months ended September 30	Three months ended September 30		Six months ended September 30		Total (Forecast)
	(A)	(B)	(C)	(C)/(A)X100	(D)	(D)/(B)X100	(E)	(E)/FY2007X100
Optical Disk Drives *16	19,500	40,000	22,500	115%	43,500	109%	91,000	102%
Plasma TVs *17	210	390	180	86%	320	82%	650	76%
LCD TVs	170	310	170	100%	330	106%	850	112%

*15	Shipment less than 10,000 units have been rounded, with the exception of Optical Disk Drives, where shipment less than 100,000 units have been rounded.
*16	The Optical Disk Drive operations are conducted by Hitachi-LG Data Storage, Inc. (HLDS), which has a December 31 fiscal year-end, different from Hitachi’s March 31 year-end. Hitachi’s results for the six months ended September 30, 2008 include the operating results of HLDS for the six months ended June 30, 2008.
*17	The sum of plasma TV and plasma monitor shipments.

# # #

FOR IMMEDIATE RELEASE

Hitachi Announces Revisions of Consolidated Business Forecasts for Fiscal 2008

Tokyo, October 30, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced revisions to the Company’s consolidated business forecasts for fiscal 2008, year ending March 31, 2009, which were announced on May 13, 2008, in light of recent business performance. Details are as follows.

Revisions of Consolidated Business Forecasts for Fiscal 2008

(from April 1, 2008 to March 31, 2009)	(Millions of yen)

	Revenues	Operating income	Income before income taxes and minority interests	Income before minority interests	Net income
Previous forecast (A)	11,100,000	380,000	330,000	150,000	40,000
Revised forecast (B)	10,900,000	410,000	310,000	120,000	15,000
(B)-(A)	(200,000)	30,000	(20,000)	(30,000)	(25,000)
% change	(1.8)	7.9	(6.1)	(20.0)	(62.5)
Fiscal 2007 Ended March 31, 2008	11,226,735	345,516	324,782	52,619	(58,125)

Reasons for Revisions

The overall business environment going forward is filled with increasing uncertainty, even though the G7 Action Plan announced in October, trying to quell financial market volatility. The economic outlook remains unpredictable against a backdrop of concerns about a further slowdown of economic growth in Europe, the U.S. and China, stubbornly high raw material prices, the yen’s run-up and falling share prices.

Under these circumstances, Hitachi is forecasting the results shown above for fiscal 2008, which are revised from forecasts announced with fiscal 2007 full-year results on May 13, 2008.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Notice of Partial Correction to Past Supplementary Information

Tokyo, October 30, 2008 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that in the course of preparing financial results for the first half of fiscal 2008, ended September 30, 2008, it has found items in “Supplementary Information for the First Quarter ended June 30, 2008”, provided at its first quarter consolidated financial results announcement on July 31, 2008, that require correction. Details of the corrections are as follows.

The corrections are to figures of product shipments in supplementary information and resulted in no changes to the Company’s business results or financial position.

Supplementary Information for the First Quarter ended June 30, 2008

<Before correction>

7. Digital Media

Shipments of Main Products	(Thousand units)

	2007	2008
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Optical Disk Drives	20,500	21,000	102%
Plasma TVs	180	180	100%
LCD TVs	130	170	131%

<After correction>

7. Digital Media

Shipments of Main Products	(Thousand units)

	2007	2008
	Three months ended June 30	Three months ended June 30
	(A)	(B)	(B)/(A)X100
Optical Disk Drives	20,500	21,000	102%
Plasma TVs	180	140	78%
LCD TVs	130	160	123%

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Hitachi Announces Executive Changes

Tokyo, October 30, 2008 — Hitachi, Ltd. (NYSE:HIT/TSE:6501) today announced the following executive changes in accordance with a resolution passed by a meeting of the Board of Directors held today. The appointments take effect on November 1, 2008.

1. Change of Position [Effective November 1, 2008]

Junzo Kawakami

New Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Infrastructure Technology/Product Business, Research & Development and Business Incubation, Hitachi Group Chief Technology Officer, and General Manager of Research & Development Group, Semiconductor Business Division and Medical Systems Business Division

Current Position: Representative Executive Officer, Executive Vice President and Executive Officer, in charge of Infrastructure Technology/Product Business, Research & Development and Business Incubation, Hitachi Group Chief Technology Officer and General Manager of Medical Systems Business Division

2. Resignation [Effective October 31, 2008]

Eiji Takeda, currently Vice President and Executive Officer, General Manager of Research & Development Group and Semiconductor Business Division

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totaled 11,226 billion yen ($112.3 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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<Reference>

Executive Officers [Effective November 1, 2008]

Kazuo Furukawa	Representative Executive Officer, President and Chief Executive Officer

Kazuhiro Mori

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Social Infrastructure Business (Power Systems Business and Industrial Systems Business), Quality Assurance and Production Technology,

General Manager of Supervisory Office for MONOZUKURI, Supervisory Office for Transportation Systems and Corporate Quality Assurance Division

Kunihiko Ohnuma

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Industrial Infrastructure Business (Automotive Systems Business) and Life Infrastructure Business (Urban Planning and Development Business, Consumer Business),
President & Chief Executive Officer of Consumer Business Group

Junzo Kawakami

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Infrastructure Technology/Product Business, Research & Development and Business Incubation,

Hitachi Group Chief Technology Officer, and General Manager of Research & Development Group, Semiconductor Business Division and Medical Systems Business Division

Manabu Shinomoto

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Information Infrastructure Business (Information Business) and Information Systems,

President & Chief Executive Officer of Information & Telecommunication Systems Group, Hitachi Group Chief Innovation Officer and Hitachi Group Chief Information Security Officer

Masahiro Hayashi

Representative Executive Officer, Executive Vice President and Executive Officer,

in charge of Sales, Global Group Management and Corporate Export Regulation,

General Manager of Corporate Marketing Group, Customer Satisfaction Promotion Center and Corporate Export Regulation Division

Naoya Takahashi

Senior Vice President and Executive Officer,

Executive Vice President of Information & Telecommunication Systems Group and Chief Executive Officer of Platform Business Information & Telecommunication Systems Group

Taiji Hasegawa	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Automotive Systems Business and Procurement

Minoru Tsukada	Senior Vice President and Executive Officer, in charge of Corporate Planning & Development

Koichiro Nishikawa	Senior Vice President and Executive Officer, in charge of Business Development

Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer, in charge of Finance, Pension, Group Management and Business Development, Chief Hitachi Group Headquarters

Shozo Saito	Senior Vice President and Executive Officer, in charge of Quality Assurance, Production Technology and Power Technology

Tadahiko Ishigaki	Senior Vice President and Executive Officer, Chief Executive for the Americas

Stephen Gomersall	Senior Vice President and Executive Officer, Chief Executive for Europe

Akira Maru	Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group and General Manager of Power & Industrial Systems Business Administration Division

Koji Tanaka	Vice President and Executive Officer, General Manager of Hitachi Works, Executive Vice President of Power Systems Group and General Manager of Nuclear Systems Division

Hitoshi Isa	Vice President and Executive Officer, Vice President of Power Systems Group

Gaku Suzuki

Vice President and Executive Officer,

President & Chief Executive Officer of Industrial Systems Group, Deputy General Manager of Power & Industrial Systems Business Administration Division and Supervisory Office for Transportation Systems

Hideaki Takahashi	Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group and General Manager of Motor Power Systems Division

Junzo Nakajima	Vice President and Executive Officer, Executive Vice President and Chief Executive Officer of System Solutions Business, Information & Telecommunication Systems Group

Mitsuo Yamaguchi	Vice President and Executive Officer, Chief Executive Officer of Service & Global Business, Information & Telecommunication Systems Group

Kazuhiro Tachibana	Vice President and Executive Officer, Executive Vice President of Consumer Business Group

Yasuhiko Honda	Vice President and Executive Officer, President & Chief Executive Officer of Automotive Systems Group

Takao Koyama	Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Kansai Area Operation

Kenji Ohno	Vice President and Executive Officer, in charge of Human Capital, General Manager of Head Office Business Support Division

Toshiaki Kuzuoka

Vice President and Executive Officer,

in charge of Legal & Corporate Communications, Corporate Brand Management and Management Audit,

General Manager of Legal Division, Compliance Division and Centennial Project Division

Masao Hisada	Vice President and Executive Officer, Deputy General Manager of Corporate Marketing Group, General Manager of Global Business Division

Koushi Nagano	Vice President and Executive Officer, Chief Executive and Chief Innovation Officer for China

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